EXEMPTION NUMBER 82-3696

M-real's operating result excluding non-recurring items EUR -18 million for the first half of the year

Result for the first six months of 2008

- Sales EUR 2,164 million (Q1-Q2/2007: 2,253)
- Operating result excluding non-recurring items EUR -18 million (18). Operating result including non-recurring items EUR 75 million (81)
- Result before taxes excluding non-recurring items EUR -93 million (-52). Result before taxes including non-recurring items EUR 0 million (11)

Result for the second quarter of 2008

- Sales EUR 1,065 million (Q1/2008: 1,099)
- Operating result excluding non-recurring items EUR -21 million (3). Operating result including non-recurring items EUR 51 million (24)
- Result before taxes excluding non-recurring items EUR -56 million (-37). Result before taxes including non-recurring items EUR 16 million (-16)

Events during the second quarter

- As a part of the EUR 200 million divestment programme announced in February 2008, M-real sold 100,000 Pohjolan Voima B2 shares to Kymppivoima for EUR 80 million and fair valued its ownership in Pohjolan Voima.
- M-real raised the target of the profit improvement programme announced in November 2007 from EUR 100 million to EUR 150 million per year.

"We have found new profit improvements mainly through simplifying business concepts, which made it possible to raise the target of the profit improvement programme in May. We will still launch new profit improvement actions later in the year to cover as much of the heavy cost inflation as possible. Our divestment programme is seeing good progress, and we believe in our possibility to exceed the EUR 200 million target by the end of the first quarter of 2009. There is a definite need to increase the prices for all paper and paperboard products, and we will do everything we can to achieve the necessary increases."

Mikko Helander, CEO, M-real Corporation

7/31

M-real is one of Europe's leading producers of paperboard and paper. It offers premium solutions for consumer packaging and communications and advertising end-uses. M-real's global sales network serves the needs of publishers, printing houses, well-known brand owners and folding carton printers, merchants and offices.

M-real is part of Metsäliitto Group and is listed on the OMX Nordic Exchange Helsinki. In 2007, M-real's sales totalled EUR 4.4 billion. M-real has over 9 000 employees.

KEY FIGURES	2008 Q2	2008 Q1	2007 Q2	2008 Q1-Q2	2007 Q1-Q2	2007
Sales, EUR million	1,065	1,099	1,096	2,164	2,253	4,440
EBITDA, EUR million	126	102	66	228	258	444
excl. non-recurring items, EUR million	54	81	77	135	177	366
Operating result, EUR million	51	24	-15	75	81	-120
excl. non-recurring items, EUR million	-21	3	-2	-18	18	49
Result before taxes						
from continuing operations, EUR million	16	-16	-44	0	11	-273
excl. non-recurring items, EUR million	-56	-37	-31	-93	-52	-104
Result for the period						
from continuing operations, EUR million	17	-18	-48	-1	4	-250
from discontinued operations, EUR million	-25	-1	-1	-26	1	55
Total, EUR million	-8	-19	-49	-27	5	-195
Result per share						
from continuing operations, EUR	0.05	-0.06	-0.15	-0.01	0.01	-0.76
from discontinued operations, EUR	-0.08	0.00	0.00	-0.08	0.00	0.17
Total, EUR	-0.03	-0.06	-0.15	-0.09	0.01	-0.59
Result per share excl. non-recurring items, EUR	-0.18	-0.12	-0.12	-0.30	-0.22	-0.32
Return on equity, %	-0.3	-3.8	-10.2	-0.1	-0.6	-12.5
excl. non-recurring items, %	-3.0	-8.2	-2.2	-10.0	-7.7	-5.3
Return on capital employed, %	5.3	2.7	-1.1	4.0	4.1	-2.5
excl. non-recurring items, %	-1.8	0.7	0.1	-0.5	1.3	1.4
Equity ratio at end of period, %	36.5	35.0	34.5	36.5	34.5	34.4
Gearing ratio at end of period, %	112	120	119	112	119	124
Net gearing ratio at end of period, %	100	100	107	100	107	99
Interest-bearing net liabilities	1,888	1,892	2,192	1,888	2,192	1,867
Gross investments, EUR million	30	21	62	51	112	259
Paper deliveries, 1,000 tonnes	911	986	965	1,897	1,994	3,949
Paperboard deliveries, 1,000 tonnes	309	298	313	607	615	1,203
Personnel at end of period	9,357	9,122	13,302	9,357	13,302	9,508

EBITDA = Earnings before interest, taxes, depreciation and amortization

The table includes Pohjolan Voima shares at fair value, which was approximately EUR 380 million on 30 June, 2008.

Result April-June compared with the previous quarter

M-real's sales totalled EUR 1,065 million (Q1/08: 1,099). Comparable sales were down 3.1 per cent. The operating result was EUR 51 million (24), and the operating result excluding non-recurring items was EUR -21 million (3). A net total of EUR 72 million was recognised as non-recurring items in the operating result for April-June. The total consisted of the following items:

- EUR 74 million in Other operations as realised fair value and gain from the sale of Pohjolan Voima shares

- EUR 2 million cost provision in Other Operations related to the sales network restructuring programme.

In addition to items recognised in the operating result, a EUR 25 million reduction of the gain on the sale of the Map Merchant Group in 2007 was booked for Discontinued operations. The finalisation of the transaction will have a EUR 9 million positive cash effect in the third quarter of 2008.

The non-recurring items for the previous quarter totalled EUR 21 million net. The total consisted of the following items:

- EUR 24 million positive effect on the result of the Graphic Papers business area related to the sale of the New Thames mill and the agreement of the pension liabilities of industrial operations in the UK, and other liabilities related to the closure of the Sittingbourne mill
- EUR 2 million cost provision in the Graphic Papers business area to complete the closure of the Kangas paper machine 2 producing coated magazine paper
- EUR 1 million cost provision in the Consumer Packaging business area to complete the closure of the Lielahti BCTMP mill.

The result was weakened by lower delivery volume, annual maintenance shutdowns, the stronger euro compared with the US dollar and British pound, and the production curtailments at Metsä-Botnia's mills in Finland. Result improved due to higher delivery volumes at Metsä-Botnia's pulp mill in Uruguay, implemented cost saving actions and achieved price increases.

The total paper delivery volume in April-June was 911,000 tonnes (986,000). Production was curtailed by 98,000 tonnes in line with demand (29,000). Paperboard deliveries amounted to 309,000 tonnes (298,000) and production curtailments were 17,000 tonnes (1,000).

Financial income and expenses totalled EUR -34 million (-40). Foreign exchange gains and losses from accounts receivables, accounts payable, financial income and expenses and valuation of currency hedging were EUR -1 million (0). Net interest and other financial expenses amounted to EUR -33 million (-40). Other financial expenses include EUR 7 million of valuation gains on interest rate derivatives (valuation loss: 3).

In April-June, the result from continuing operations before taxes was EUR 16 million (-16). The result from continuing operations before taxes, excluding non-recurring items, totalled EUR -56 million (-37). Income taxes, including the change in deferred tax liabilities, came to EUR 1 million (-2).

Earnings per share were EUR -0.03 (-0.06). Excluding non-recurring items, earnings per share from continuing operations were EUR -0.18 (-0.12). Return on equity was -0.3 per cent (-3.8), excluding non-recurring items EUR -3.0 (-8.2). The return on capital employed was 5.3 per cent (2.7); excluding non-recurring items, -1.8 per cent (0.7).

Result for January-June compared with the corresponding period last year

M-real's sales totalled EUR 2,164 million (Q1-Q2/07: 2,253). Comparable sales were down 2.0 per cent. The operating result was EUR 75 million (81), and the operating result excluding non-recurring items was EUR -18 million (18).

The net total of non-recurring items for January-June was EUR 93 million, the most significant being:

- EUR 74 million in Other operations as realised fair value and gain from the sale of Pohjolan Voima shares.
- EUR 24 million positive effect on the result of the Graphic Papers business area related to the sale of the New Thames mill and the agreement of the pension liabilities of industrial operations in the UK, and other liabilities related to the closure of the Sittingbourne mill.

Non-recurring items in January-June 2007 totalled EUR 63 million, the most significant being:

- EUR 135 million capital gain on the sale of Metsä-Botnia shares
- EUR 14 million cost provision for completing the closure of the Sittingbourne mill
- EUR 29 million cost provision for finalising the closure of the Wifsta mill
- EUR 16 million impairment loss from the valuation of assets held for sale at the expected selling price in compliance with IFRS 5
- EUR 11 million cost provision and asset write-down related to the profit improvement programme of operations in Finland.

Compared with the previous year, the operating result excluding non-recurring items was weakened by increased wood raw material and energy costs, the stronger euro compared with the US dollar and British pound, and the production curtailments at Metsä-Botnia's mills in Finland. The result was improved by implemented cost saving actions and price increases as well as the start up of the Metsä-Botnia's Uruguay pulp mill in November 2007.

The total paper delivery volume was 1,897,000 tonnes in January-June (1,994,000). Production was curtailed by 127,000 tonnes (91,000) in line with demand. Paperboard deliveries amounted to 607,000 tonnes (615,000) and production curtailments were 18,000 tonnes (48,000).

Financial income and expenses over the period totalled EUR -74 million (-69). Foreign exchange gains and losses from accounts receivables, accounts payable, financial income and expenses and the valuation of currency hedging were EUR -1 million (-3). Net interest and other financial expenses amounted to EUR -73 million (-66). Other financial expenses include EUR 4 million of valuation gains on interest rate derivatives (6).

The result from continuing operations before taxes was EUR 0 million (11). The result from continuing operations before taxes, excluding non-recurring items, totalled EUR -93 million (-52).

Income taxes, including the change in deferred tax liabilities, were EUR -1 million (-7).

Earnings per share were EUR -0.09 (0.01). Earnings per share from continuing operations excluding non-recurring items were EUR -0.30 (-0.22). Return on equity was -0.1 per cent (-0.6), and -10.0 per cent (-7.7) excluding non-recurring items. Return on capital employed was 4.0 per cent (4.1); excluding non-recurring items -0.5 per cent (1.3).

Personnel

The number of personnel was 9,357 on 30 June 2008 (31 December 2007: 9,508), of which 3,639 worked in Finland (3,994). In January-June 2008, M-real employed an average of 9,260 people (Q1-Q2/07: 13,610). These numbers include 30 per cent of Metsä-Botnia's personnel.

Investments

Gross investments in January-June totalled EUR 51 million (Q1-Q2/07: 112), including a EUR 13 million share of Metsä-Botnia's investments (72). Metsä-Botnia's investment share is based on the 30 per cent share of ownership.

Structural change

M-real's profit improvement and complexity reduction programme launched in November 2007 has proceeded according to the targets. As part of the programme, the Lielahti BCTMP mill and coated magazine paper machine 2 of the Kangas mill were closed in early 2008. The Publishing and Commercial Printing business areas were combined under the Graphic Papers business area. At the same time, projects were launched to simplify the coated magazine paper business operations and to streamline the sales and marketing organisation. As part of the programme, M-real also announced its readiness to implement other actions, such as capacity cuts, should changes in the operating environment so require. In May 2008, the total annual profit improvement target was raised from the original EUR 100 million to EUR 150 million. The full impact on result will be achieved by the end of 2010.

In February 2008, M-real published a target of a minimum of EUR 200 million from asset divestments, which should be achieved by the end of the first quarter of 2009. EUR 162 million has been currently realised within this divestment programme, including the sale of the New Thames mill and the 100,000 Pohjolan Voima B2 shares. The positive cash effect of the New Thames mill sale including the pension liabilities of the industrial operations in the UK was approximately EUR 82 million. A profit of approximately EUR 24 million was booked from the transaction. The positive cash effect from the sale of 100,000 Pohjolan Voima B2 shares was EUR 80 million and the non-recurring profit EUR 74 million. Other assets to be included in the divestment programme will be announced at a later date.

As announced on 13 June 2008, the sale of the Reflex mill to Arjowiggins was cancelled. The European Commission granted a conditional approval for the sale, but the conditions made the transaction impossible to carry out in practice.

Financing

At the end of June, M-real's equity ratio was 36.5 per cent (31 December 2007: 34.4) and the net gearing ratio 100 per cent (99). Some of M-real's financing agreements set a 120 per cent limit on the company's net gearing ratio and a 30 per cent limit on the equity ratio. Calculated as defined in the loan agreements, the net gearing ratio at the end of June was approximately 86 per cent (86) and the equity ratio some 42 per cent (40).

Interest-bearing net liabilities totalled EUR 1,888 million at the end of June (1,867). Foreign-currency-denominated loans accounted for 11 per cent, 93 per cent were floating-rate and the rest were fixed-rate. At the end of June, the average interest rate on loans was 7.5 per cent and the average maturity of long-term loans 3.2 years. The interest rate maturity of loans was 4.3 months at the end of June. During the period, the interest rate maturity has varied between 4 and 6 months.

In January-June, cash flow from operations amounted to EUR 39 million (Q1-Q2/2007: 132). Working capital was up by EUR 60 million (18).

At the end of the report period, an average of 5.5 months of the net foreign currency exposure was hedged. The level of hedging varied between 5 and 6 months during the period. Approximately 99 per cent of non-euro-denominated equity was hedged at the end of the review period.

Liquidity is at a good level. Liquidity at the end of the period was EUR 926 million, of which EUR 853 million consisted of committed long-term credit facilities and EUR 73 million of liquid assets and investments. In addition, to meet its short-term financing needs, the company had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 500 million.

Shares

In January-June, the highest price of M-real's B shares on the OMX Nordic Exchange Helsinki was EUR 3.28, the lowest EUR 1.27, and the average price EUR 2.08. At the end of June, the price of the B shares was EUR 1.33.

The trading volume of B shares was EUR 600 million, or 100 per cent of the share capital. The market value of the A and B shares totalled EUR 454 million at the end of June.

At the end of June Metsäliitto Cooperative owned 38.6 per cent of M-real Corporation's shares, and the voting rights conferred by these shares was 60.5 per cent. International investors' holdings decreased to 26 per cent.

On 9 January 2008, Norges Bank's (Central Bank of Norway) holding in M-real increased to 5.3 per cent of the share capital and 1.7 per cent of the voting rights.

On 2 May 2008, Hermes Focus Asset Management Europe Ltd's holding in M-real decreased to 4.9 per cent of the share capital and 2.3 per cent of the voting rights.

The Annual General Meeting on 13 March 2008 resolved to delete from the company's Articles of Association the stipulation on the minimum and maximum share capital, the record date provisions of book-entry system and the section concerning the par value of company's share.

Outlook

Demand for M-real's paperboard and magazine paper products in the main markets is expected to remain good in the third quarter of 2008. In fine papers there are some signs of demand weakening.

Actions to raise product prices continue in all business areas. The price increases for folding boxboard and coated magazine paper have been announced in the main markets, and contract prices are expected to increase towards the end of the year. Price increases are also actively sought for coated fine paper. For uncoated fine paper the need for price increases is also great.

This year, M-real will not be able to fully cover the cost inflation with its profit improvement actions. New profit improvement programmes are being launched this year.

Reduction of wood consumption will continue. As announced earlier, the annual consumption of wood by M-real and Metsä-Botnia will be reduced by approximately 10 per cent. Pulp sales to external customers will be reduced, so M-real has good possibilities to maintain normal paperboard and paper production levels.

M-real's strategic review continues. The profit improvement and complexity reduction programme announced in November 2007 and the divestment programme announced in February 2008 are progressing according to targets.

2008 is a challenging year due to rising production costs, pulp production curtailments caused by shortage of wood, decrease in the sales volume of fine papers, the stronger euro and the postponement of price increases for coated fine paper. As stated in the release published on 10 July 2008, M-real's operating result for 2008, excluding non-recurring items, will be weaker than last year due to the factors mentioned above. However, the operating result for the third quarter of 2008 excluding non-recurring items is expected to show a seasonal increase compared with the second quarter.

Near-term business risks

If the uncertainty in the US economy continues for a longer period, it could spread worldwide and affect negatively the operational preconditions of European paper and paperboard industry. In M-real's main market areas in Europe the economy has not shown major signs of weakening so far. Demand for paperboards and coated magazine paper seems to continue relatively good. European demand for fine papers seems nonetheless to be quieting down to some extent. M-real aims at price increases on a wide front. However, the risk of not achieving all the targeted increases exists.

The risk of the euro growing even stronger was realised during the first part of the year. Production input costs have also continued to increase. Yet additional curtailments to pulp

production may be necessary, if the wood trade continues at a slow pace. The risk of curtailments in the paper and paperboard production also exists due to the challenges in wood raw material supply. In addition, the risk of the euro still continuing to grow stronger exists.

Because the forward-looking estimates and statements of this financial statements release are based on current plans and estimates, they contain risks and other uncertain factors which may lead the results to differ from the statements concerning them. In the short term, M-real's result will be influenced in particular by the price of, and demand for, finished products, the availability and price of wood, other raw material costs, the price of energy, and the exchange rate of the US dollar. More information about longer-term risk factors can be found on pages 28-29 of M-real's 2007 Annual Report.

M-REAL CORPORATION

Further information:

Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

Further information on 23 July, 2008 from 1 pm (EET)

BUSINESS AREAS AND MARKET DEVELOPMENT

Consumer Packaging	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2008 Q1-Q2	2007 Q1-Q2	2007
Sales, EUR million	244	235	225	231	243	479	478	934
EBITDA, EUR million	24	36	24	45	28	60	67	136
excl. non-recurring items	24	37	25	45	33	61	72	142
Operating result, EUR million	5	18	0	27	8	23	29	56
excl. non-recurring items	5	19	8	27	15	24	36	71
Return on capital employed, %	2.9	9.6	0.1	15.3	4.1	6.3	7.6	7.5
excl. non-recurring items, %	2.9	10.1	4.3	15.3	7.9	6.6	9.4	9.5
Deliveries, 1,000 tonnes	309	298	291	297	313	607	615	1,203
Production, 1,000 tonnes	294	314	294	303	302	608	613	1,210

EBITDA = Earnings before interest, taxes, depreciation and amortization

Result for April-June compared with the previous quarter

The operating result for the Consumer Packaging business area, excluding non-recurring items, dropped from the previous quarter, amounting to EUR 5 million (Q1/08: 19). The result was weakened by heavy cost inflation, stronger euro compared with the US dollar and British pound, production curtailments at Metsä-Botnia's mills in Finland, as well as annual maintenance shutdowns and the decrease in product stock. The profitability was improved by implemented cost saving actions and achieved price increases. No non-recurring items were recognised in the second quarter.

The operating result for the previous quarter included a non-recurring item of EUR -1 million.

The deliveries of European folding boxboard producers decreased by 2 per cent compared with the previous quarter. Correspondingly, M-real's deliveries of folding boxboard were up 2 per cent. The average selling price remained unchanged.

The delivery volume of linerboard was clearly higher than in the previous quarter. The euro-denominated selling price was on par with the previous quarter.

Result for January-June compared with the corresponding period previous year

The business area's operating result for January-June excluding non-recurring items totalled EUR 24 million (36). Profitability was hurt by the considerably higher wood and energy costs, the production curtailments at Metsä-Botnia's mills in Finland, as well as the weakened US dollar and British pound. The profitability was improved by implemented cost saving actions and achieved price increases.

The deliveries of European folding boxboard producers decreased by 2 per cent compared with the corresponding period last year. M-real's folding boxboard deliveries were at last year's level. The average euro-denominated price for folding boxboard price was slightly higher than in the corresponding period last year, in spite of the weaker US dollar and British pound.

The delivery volume for linerboard was slightly lower than in the corresponding period last year. The average euro-denominated price remained the same. The selling price for wallpaper base paper increased clearly from previous year.

Graphic Papers	**2008 Q2**	**2008 Q1**	**2007 Q4**	**2007 Q3**	**2007 Q2**	**2008 Q1-Q2**	**2007 Q1-Q2**	**2007**
Sales, EUR million	530	560	569	574	548	1,090	1,125	2,268
EBITDA, EUR million	23	56	10	52	31	79	58	120
excl. non-recurring items	23	34	20	48	33	57	74	142
Operating result, EUR million	-19	14	-71	16	-12	-5	-26	-81
excl. non-recurring items	-19	-8	-22	8	-9	-27	-9	-23
Return on capital employed, %	-3.6	2.9	-14.1	3.2	-2.1	-0.4	-2.3	-3.9
excl. non-recurring items, %	-3.6	-1.5	-4.1	1.7	-1.6	-2.4	-0.7	-0.9
Deliveries, 1,000 tonnes	695	748	761	760	724	1,443	1,481	3,002
Production, 1,000 tonnes	685	755	736	752	735	1,440	1,474	2,962

EBITDA = Earnings before interest, taxes, depreciation and amortization

Result for April-June compared with the previous quarter

The second quarter operating result for the Graphic Papers business area, excluding non-recurring items, totalled EUR -19 million (Q1/08: EUR -8 million). No non-recurring items were recognised in the second quarter. The result was mainly weakened by the higher fixed costs caused by the midsummer and annual maintenance shutdowns, as well as the lower delivery volume and the stronger euro compared with the US dollar and British pound. Result improved due to higher delivery volumes at Metsä-Botnia's pulp mill in Uruguay, implemented cost saving actions and achieved increases for coated magazine paper.

The operating result for the previous quarter included non-recurring items of net EUR 22 million.

Compared with the previous quarter, total deliveries were down 9 per cent for European coated fine paper producers and 3 per cent for European coated magazine paper producers. Total deliveries for the Graphic Papers business area decreased 7 per cent from the previous quarter.

Result for January-June compared with the corresponding period previous year

The operating result for the Graphic Papers business area, excluding non-recurring items, totalled EUR -27 million (-9). Weakening factors included increased wood and energy costs, the stronger euro compared with the US dollar and British pound and the production curtailments at Metsä-Botnia's mills in Finland. Profitability was improved by the implemented cost saving actions and the start up of the Uruguay pulp mill in November 2007 and price increases for coated magazine paper.

The Graphic Paper's operating result for the corresponding period in the previous year included non-recurring items of net EUR -17 million.

Total deliveries by European coated fine paper producers were on par with the previous year. Deliveries by European coated magazine paper producers were up by 2 per cent compared with the previous year. Graphic Papers business area's total deliveries decreased by 3 per cent including the impacts of capacity closures.

Office Papers	**2008 Q2**	**2008 Q1**	**2007 Q4**	**2007 Q3**	**2007 Q2**	**2008 Q1-Q2**	**2007 Q1-Q2**	**2007**
Sales, EUR million	165	181	171	167	183	346	385	723
EBITDA, EUR million	8	16	25	21	15	24	7	53
excl. non-recurring items	8	16	20	21	15	24	37	78
Operating result, EUR million	-4	3	-173	7	1	-1	-21	-187
excl. non-recurring items	-4	3	7	7	1	-1	9	23
Return on capital employed, %	-2.4	3.1	- 114.8	4.9	0.6	0.5	-5.7	-29.6
excl. non-recurring items, %	-2.4	3.1	5.3	4.9	0.6	0.5	2.7	4.2
Deliveries, 1,000 tonnes	215	238	219	215	241	453	513	947
Production, 1,000 tonnes	180	200	213	223	257	380	537	973

EBITDA = Earnings before interest, taxes, depreciation and amortization

<u>Result for April-June compared with the previous quarter</u>

The second quarter operating result for the Office Papers business area, excluding non-recurring items, totalled EUR -4 million (Q1/08: 3). No non-recurring items were recognised in the second quarter. The result was weakened by a decrease in the delivery volume and the heavy cost inflation. The result was improved by implemented cost saving actions.

Total deliveries by European uncoated fine paper producers were down by 4 per cent. The Office Papers business area's delivery volumes decreased by 10 per cent.

<u>Result for January-June compared with the corresponding period previous year</u>

Office Papers business area's operating result excluding non-recurring items in January-June totalled EUR -1 million (9). Profitability was weakened by increased raw material costs, particularly the cost of wood. Profitability was improved by a rise in the average selling price and implemented cost saving actions.

Total deliveries by European uncoated fine paper producers were down by 4 per cent. The Office Papers business area's delivery volumes decreased by 12 per cent. The figure includes the impact of the Wifsta mill closure.

The financial statements are unaudited.

Condensed consolidated income statement Continuing operations, EUR million	**2008 Q1-Q2**	**2007 Q1-Q2**	**Change**	**2007**	**2008 Q1**	**2008 Q2**
Sales	**2,164**	**2,253**	**-89**	**4,440**	**1,099**	**1,065**
Other operating income	176	181	-5	239	60	116
Operating expenses	-2,112	-2,176	64	-4,235	-1,057	-1,055
Depreciation and impairment losses	-153	-177	24	-564	-78	-75
Operating result	**75**	**81**	**-6**	**-120**	**24**	**51**
% of sales	3.5	3.6		-2.7	2.2	4.8
Share of results in associated companies	-1	-1	0	-3	0	-1
Exchange gains and losses	-1	-3	2	-3	0	-1
Other net financial items	-73	-66	-7	-147	-40	-33
Result before taxes from continuing operations	**0**	**11**	**-11**	**-273**	**-16**	**16**
% of sales	0.0	0.5		-6.1	-1.5	1.5
Income taxes	-1	-7	6	23	-2	1
Result for the period from continuing operations	**-1**	**4**	**-5**	**-250**	**-18**	**17**
% of sales	0.0	0.2		-5.6	-1.6	1.6
Result from discontinued operations	**-26**	**1**	**-27**	**55**	**-1**	**-25**
Result for the period	**-27**	**5**	**-32**	**-195**	**-19**	**-8**
	-1.2	0.2		-4.4	-1.7	-0.8
Attributable to						
Shareholders of parent company	-31	5	-36	-194	-20	-11
Minority interest	4	0	4	-1	1	3
Earnings per share for result attributable to shareholders of parent company (EUR/share)						
from continuing operations	-0.01	0.01	-0.02	-0.76	-0.06	0.05
from discontinued operations	-0.08	0.00	-0.08	0.17	0.00	-0.08
Total	-0.09	0.01	-0.10	-0.59	-0.06	-0.03

Taxes include taxes corresponding to the result for the period under review.

Condensed consolidated balance sheet

EUR million	30.6. 2008	%	30.6. 2007	%	31.12. 2007	%
Assets						
Non-current assets						
Goodwill	172	3.3	376	6.3	172	3.1
Other intangible assets	71	1.4	50	0.9	38	0.7
Tangible assets	2,633	50.7	2,956	49.5	2,820	51.4
Biological assets	43	0.8	44	0.7	47	0.9
Shares in associated and other companies	449	8.6	355	5.9	390	7.1
Interest-bearing receivables	26	0.5	34	0.6	27	0.5
Deferred tax receivables	3	0.1	31	0.5	4	0.1
Other non-interest-bearing receivables	8	0.2	8	0.1	14	0.3
	3,405	65.6	**3,854**	64.5	**3,512**	64.1
Current assets						
Inventories	653	12.6	679	11.4	619	11.3
Interest-bearing receivables	142	2.7	55	0.9	62	1.1
Non-interest-bearing receivables	925	17.7	1,179	19.8	908	16.6
Cash and cash equivalents	73	1.4	175	2.9	380	6.9
	1,793	34.4	**2,088**	35.0	**1,969**	35.9
Assets classified as held for sale	0	0.0	32	0.5	0	0.0
Total assets	**5,198**	100	**5,974**	100	**5,481**	100
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Equity attributable to shareholders of parent company	**1,836**	**35.3**	**2,006**	33.6	**1,830**	33.4
Minority interest	56	1.1	52	0.9	52	0.9
	1,892	36.4	**2,058**	34.5	**1,882**	34.3
Non-current liabilities						
Deferred tax liabilities	307	5.9	334	5.6	290	5.3
Post-employment benefit obligations	141	2.7	194	3.2	159	2.9
Provisions	45	0.9	81	1.4	72	1.3
Other non-interest-bearing liabilities	30	0.6	32	0.6	38	0.7
Interest-bearing liabilities	1,637	31.5	2,123	35.5	1,883	34.4
	2,160	41.6	**2,764**	46.3	**2,442**	44.6
Current liabilities						
Non-interest-bearing liabilities	655	12.5	814	13.6	704	12.8
Interest-bearing liabilities	491	9.5	327	5.5	453	8.3
	1,146	22.0	**1,141**	19.1	**1,157**	21.1
Liabilities relating to assets classified as held for sale	0	0.0	11	0.1	0	0.0
Total liabilities	**3,306**	63.6	**3,916**	65.5	**3,599**	65.7
Total shareholders' equity and liabilities	**5,198**	100	**5,974**	**100**	**5,481**	100

The table includes Pohjolan Voima shares at fair value, which was approximately EUR 380 million on 30 June, 2008.

Condensed consolidated cash flow statement

EUR million	2008 Q1-Q2	2007 Q1-Q2	2007	2008 Q2
Result for the period	-27	4	-196	-8
Total adjustments	126	146	479	34
Change in working capital	-60	-18	42	-27
Cash flow arising from operations	**39**	**132**	**325**	**-1**
Net financial items	-54	-68	-160	-36
Income taxes paid	-23	-21	-38	-10
Net cash flow arising from operating activities	**-38**	**43**	**127**	**-47**
Investments in tangible and intangible assets	-51	-112	-259	-30
Divestments of assets and other	138	275	628	81
Net cash flow arising from investing activities	**87**	**163**	**369**	**51**
Share issue, minority interest	2	2	6	0
Changes in long-term loans and other financial items	-337	-197	-282	-128
Dividends paid	-20	-20	-20	0
Net cash flow arising from financing activities	**-355**	**-215**	**-296**	**-128**
Changes in cash and cash equivalents	**-306**	**-9**	**200**	**-124**
Cash and cash equivalents at beginning of period	380	182	182	197
Translation difference in cash and cash equivalents	-1	-1	-2	0
Changes in cash and cash equivalents	-306	-9	200	-124
Assets held for sale, folding carton plants	0	2	0	0
Cash and cash equivalents at end of period	**73**	**174**	**380**	**73**

Statement of changes in shareholders' equity

EUR million	Share capital	Share premium	Translation difference	Fair value and other reserves	Retained earnings	Minority interest	Total
Shareholders' equity according to IFRS, 1 Jan. 2007 (as revised)	**558**	**667**	**3**	**222**	**605**	**63**	**2,118**
Translation differences			-11			-1	-12
Net investment hedge			11				11
Available for sale investments							
recorded in equity				-34			-34
transferred to income statement's other operating income				-5			-5
Currency flow hedges,							
recorded in equity				-22			-22
transferred to income statement's sales				11			11
Interest flow hedges recorded in equity				0			0
Commodity hedges recorded in equity				12			12
Transferred to income statement's purchases				-5			-5
Tax on equity components			-3	12			9
Net expenses recognised directly in equity			-3	-31		-1	-35
Result for the period					5		5
Total recognised income and expenses for the period			-3	-31	5	-1	-30
Related party transactions							
Changes in minority interest							
Sale of Metsä-Botnia shares (9%)						-11	
Metsä-Botnia restructuring in Uruguay						2	
Total						-9	-9
Dividends paid					-20	-1	-21
Related party transactions					-20	-11	-30
Shareholders' equity 30.6.2007, IFRS	**558**	**667**	**0**	**191**	**590**	**52**	**2,058**

Shareholders' equity according to IFRS 1 Jan. 2008 (as revised)	**558**	**667**	**-11**	**225**	**391**	**52**	**1,882**
Translation differences			-9			-2	-11
Net investment hedge			9				9
Available for sale investments							
recorded in equity				95			95
transferred to income statement's other operating income				-28			-28
Currency flow hedges							
recorded in equity				6			6
transferred to income statement's sales				-8			-8
Interest flow hedges							
recorded in equity				-1			-1
transferred income statement's financial items				-1			-1
Commodity hedges							
recorded in equity				14			14
transferred income statement's purchases				2			2
Tax on equity components			-2	-20			-22
Net expenses recognised directly in equity			-2	59		-2	55
Loss for the period					-31	4	-27
Total recognised income and expenses for the period			-2	59	-31	2	28
Related party transactions							
Changes in minority interest							
Metsä-Botnia restructuring in Uruguay						2	
						2	2
Dividends paid					-20		-20
Related party transactions					-20	2	-18
Shareholders' equity 30.6.2008, IFRS	**558**	**667**	**-13**	**284**	**340**	**56**	**1,892**

Key ratios	2008 Q1-Q2	2007 Q1-Q2	2007	2008 Q2
Sales, EUR million	2,164	2,253	4,440	1,065
EBITDA, EUR million	228	258	444	126
excl. non-recurring items, EUR million	135	177	366	54
Operating result, EUR million	75	81	-120	51
excl. non-recurring items, EUR million	-18	18	49	-21
Result from continuing operations				
before taxes, EUR million	0	11	-273	16
excl. non-recurring items, EUR million	-93	-52	-104	-56
Result for the period				
from continuing operations, EUR million	-1	4	-250	17
from discontinued operations, EUR million	-26	1	55	-25
Total, EUR million	-27	5	-195	-8
Earnings per share				
from continuing operations, EUR	-0.01	0.01	-0.76	0.05
from discontinued operations, EUR	-0.08	0.00	0.17	-0.08
Total, EUR	-0.09	0.01	-0.59	-0.03
Earnings per share, excl. non-recurring items				
from continuing operations, EUR	-0.30	-0.22	-0.32	-0.18
Return on equity, %	-0.1	-0.6	-12.5	-0.3
excl. non-recurring items, %	-10.0	-7.7	-5.3	-3.0
Return on capital employed, %	4.0	4.1	-2.5	5.3
excl. non-recurring items, %	-0.5	1.3	1.4	-1.8
Equity ratio at end of period, %	36.5	34.5	34.4	36.5
Gearing at end of period, %	112	119	124	112
Net gearing at end of period, %	100	107	99	100
Shareholders' equity per share at end of period, EUR	5.60	6.11	5.58	5.60
Net interest-bearing liabilities				
at end of period, EUR million	1,888	2,192	1,867	1,888
Gross capital expenditure, EUR million	51	112	259	30
Paper deliveries, 1,000 tonnes	1,897	1,994	3,949	911
Board deliveries, 1,000 tonnes	607	615	1,203	309
Personnel at end of period	9,357	13,302	9,508	9,357

EBITDA = Earnings before interest, taxes, depreciation and amortization

The table includes Pohjolan Voima shares at fair value, which was approximately EUR 380 million on 30 June, 2008.

Securities and guarantees EUR million	**2008 Q2**	**2007 Q2**	**2007**
For own liabilities	58	56	61
On behalf of associated companies	1	1	1
On behalf of Group companies	5	5	4
On behalf of others	3	2	3
Total	**67**	**64**	**69**

Open derivative contracts EUR million	**2008 Q2**	**2007 Q2**	**2007**
Interest rate derivatives	1,815	2,373	1,954
Foreign exchange derivatives	3,326	3,563	3,809
Other derivatives	176	183	133
Total	**5,317**	**6,119**	**5,896**

The fair value of open derivative contracts calculated at market value was EUR 27.7 million at the end of the review period (EUR 14.7 million 31 December 2007 and EUR 5.9 million 30 June 2007).

The gross amount of open contracts also includes closed contracts, totalling EUR 2,623.2 million (31 December 2007: EUR 2,713.9 million and 30 June 2007 EUR 2,308.6).

Commitments related to fixed assets EUR million	**2008 Q2**	**2007 Q2**	**2007**
Payments in less than a year	5	48	22
Payments later	1	5	4

Changes in property, plant and equipment EUR million	**2008 Q2**	**2007 Q2**	**2007**
Carrying value at beginning of period	2,820	3,156	3,156
Capital expenditure	51	110	250
Decrease	-73	-143	-186
Depreciation and impairment losses	-145	-155	-346
Translation difference	-20	-12	-54
Carrying value at end of period	**2,633**	**2,956**	**2,820**

Related-party transactions Transactions with parent company and sister companies EUR million	**2008 Q2**	**2007 Q2**	**2007**
Sales	16	19	34
Other operating income	2	136	138
Purchases	318	255	549
Interest income	3	1	3
Interest expenses	3	4	8
Non-current receivables	19	20	19
Current receivables	117	64	41
Non-current liabilities	0	1	1
Current liabilities	34	43	149

Transactions with associated companies	2008 Q2	2007 Q2	2007
Sales	0	0	0
Purchases	2	2	4
Non-current receivables	2	7	0
Current receivables	10	0	7
Current liabilities	2	3	3

Accounting policies

The interim report was prepared in accordance with the IAS 34 standard Interim Financial Reporting and the accounting policies presented in M-real's Annual Report 2007.

The figures in the financial statement release are unaudited.

Taxes include taxes corresponding to the result for the period under review.

Calculation of key ratios

Return on equity (%)	=	(Result from continuing operations before tax - direct taxes) per (Total equity (average))
Return on capital employed (%)	=	(Result from continuing operations before tax + interest expenses, net exchange gains/losses and other financial expenses) per (Total assets - non-interest-bearing liabilities (average))
Equity ratio (%)	=	(Total equity) per (Total assets - advance payments received)
Gearing ratio (%)	=	(Interest-bearing liabilities) per (Total equity)
Net gearing ratio (%)	=	(Interest-bearing liabilities - liquid funds - interest-bearing receivables) per (Total equity)
Earnings per share	=	(Profit attributable to shareholders of parent company) per (Adjusted number of shares (average))
Shareholders' equity per share	=	(Equity attributable to shareholders of parent company) per (Adjusted number of shares at end of review period)

Quarterly information

Sales and result by segment, EUR million	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2008 Q1-Q2	2007 Q1-Q2
Consumer Packaging	244	235	225	231	243	479	478
Graphic Papers	530	560	569	574	548	1,090	1,125
Office Papers	165	181	171	167	183	346	385
Internal sales and other operations	126	123	120	130	122	249	265
Sales	**1,065**	**1,099**	**1,085**	**1,102**	**1,096**	**2,164**	**2,253**
Consumer Packaging	24	36	24	45	28	60	67
Graphic Papers	23	56	10	52	31	79	58
Office Papers	8	16	25	21	15	24	7
Other operations	71	-6	11	-2	-8	65	126
EBITDA	**126**	**102**	**70**	**116**	**66**	228	**258**
% of sales	11.8	9.3	6.5	10.5	6.0	10.5	11.5
Consumer Packaging	5	18	0	27	8	23	29
Graphic Papers	-19	14	-71	16	-12	-5	-26
Office Papers	-4	3	-173	7	1	-1	-21
Other operations	69	-11	-1	-7	-12	58	99
Operating result	**51**	**24**	**-245**	**43**	**-15**	**75**	**81**
% of sales	4.8	2.2	-22.6	3.9	-1.5	3.5	3.6
Share of results in associated companies	-1	0	-3	1	-1	-1	-1
Exchange gains and losses	-1	0	2	-2	2	-1	-3
Other net financial items	-33	-40	-42	-39	-29	-73	-66
Result from continuing operations before tax	**16**	**-16**	**-288**	**4**	**-44**	**0**	**11**
Income taxes	1	-2	39	-9	-4	-1	-7
Result for the period from continuing operations	**17**	**-18**	**-249**	**-5**	**-48**	**-1**	**4**
Result for period from discontinued operations	-25	-1	57	-3	-1	-26	1
Result for the period	**-8**	**-19**	**-192**	**-8**	**-49**	**-27**	**5**
Minority interest	3	1	0	1	0	4	0
Financial result attributable to shareholders of parent company	**-11**	**-20**	**-192**	**-7**	**-49**	**-31**	**5**
Earnings per share, EUR	-0.03	-0.06	-0.58	-0.02	-0.15	-0.09	0.01

Non-recurring items EUR million	**2008 Q2**	**2008 Q1**	**2007 Q4**	**2007 Q3**	**2007 Q2**	**2008 Q1-Q2**	**2007 Q1-Q2**
Consumer Packaging	0	-1	-8	0	-7	-1	-7
Graphic Papers	0	22	-49	7	-2	22	-16
Office Papers	0	0	-180	0	0	0	-30
Other operations	72	0	-2	0	-4	72	116
Non-recurring items in operating result	**72**	**21**	**-239**	**7**	**-13**	**93**	**63**
Non-recurring items in financial items	0	0	0	0	0	0	0
Non-recurring items total	**72**	**21**	**-239**	**7**	**-13**	**93**	**63**
Consumer Packaging	24	37	25	45	33	61	72
Graphic Papers	23	34	20	48	33	57	74
Office Papers	8	16	20	21	15	24	37
Other operations	1	-6	13	-3	-4	-7	-5
EBITDA, excl. non-recurring items	**54**	**81**	**78**	**111**	**77**	**135**	**177**
% of sales	5.1	7.4	7.2	10.1	7.0	6.2	7.9
Consumer Packaging	5	19	8	27	15	24	36
Graphic Papers	-19	-8	-22	8	-9	-27	-9
Office Papers	-4	3	7	7	1	-1	9
Other operations	-3	-11	1	-6	-9	-14	-18
Operating result excl. non-recurring items	**-21**	**3**	**-6**	**36**	**-2**	**-18**	**18**
% of sales	-2.0	0.3	-0.6	3.3	-0.2	-0.8	0.8
Result before taxes, excl. non-recurring items	-56	-37	-49	-3	-31	-93	-52
% of sales	-5.3	-3.4	-4.5	-0.2	-2.8	-4.3	-2.3
Result per share, excl. non-recurring items, EUR	-0.18	-0.12	-0.07	-0.04	-0.12	-0.30	-0.22
Return on equity, excl. non-recurring items, %	-3.0	-8.2	-0.4	-0.9	-2.2	-10.0	-7.2
Return on capital employed, excl. non-recurring items, %	-1.8	0.7	-0.3	3.5	0.1	-0.5	1.3

Return on capital employed %	**2008 Q2**	**2008 Q1**	**2007 Q4**	**2007 Q3**	**2007 Q2**	**2008 Q1-Q2**	**2007 Q1-Q2**
Consumer Packaging	2.9	9.6	0.1	15.3	4.1	6.3	7.6
Graphic Papers	-3.6	2.9	-14.1	3.2	-2.1	-0.4	-2.3
Office Papers	-2.4	3.1	-114.8	4.9	0.6	0.5	-5.7
Group	**5.3**	**2.7**	**-23.1**	**4.1**	**-1.1**	**4.0**	**4.1**

Capital employed EUR million	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1
Consumer Packaging	778	781	731	742	741	777
Graphic Papers	2,120	1,998	1,907	2,046	2,042	2,077
Office Papers	422	475	518	681	665	669
Other equity	700	894	1,061	719	726	700
Group	**4,020**	**4,148**	**4,218**	**4,188**	**4,174**	**4,223**

The capital employed for a segment included its assets: goodwill, other intangible goods, tangible assets, biological assets, investments in associates, inventories, accounts receivables, prepayments and accrued income (excluding interest and taxes), less the segment's liabilities (accounts payable, advance payments, accruals and deferred income (excluding interest and taxes).

Personnel Average	2008 Q1-Q2	2007 Q1-Q2	2007
Consumer Packaging	1,340	1,556	1,504
Graphic Papers	4,842	5,260	5,135
Office Papers	1,346	1,710	1,657
Other continuing operations	1,733	2,670	2,372
Discontinued operations	-	2,414	2,007
Total	**9,260**	**13,610**	**12,675**

Deliveries 1,000 tonnes	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2008 Q1-Q2	2007 Q1-Q2
Consumer Packaging	**309**	**298**	**291**	**297**	**313**	**607**	**615**
Graphic Papers	695	748	761	760	724	1,443	1,481
Office Papers	215	238	219	215	241	1,440	513
Paper segments, total	**911**	**986**	**980**	**975**	**965**	**1,897**	**1,994**

Production 1,000 tonnes	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2008 Q1-Q2	2007 Q1-Q2
Consumer Packaging	**294**	**314**	**294**	**303**	**302**	**608**	**613**
Graphic Papers	685	755	736	752	735	1,440	1,474
Office Papers	180	200	213	223	257	380	537
Paper mills, total	**865**	**955**	**949**	**975**	**992**	**1,820**	**2,011**
Metsä-Botnia pulp 1)	**233**	**252**	**235**	**203**	**200**	**485**	**403**
M-real pulp	**424**	**446**	**400**	**455**	**398**	**870**	**824**

1) corresponds to M-real's share of 30 per cent in Metsä-Botnia

END